UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

iShares MSCI South Africa

(Name of Issuer)

Common Stock

(Title of Class of Securities)

464286780 (CUSIP Number)

December 31, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)

☐	Rule 13d-(c)

☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 464286780	13G	Page 2 of 5 Pages

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Entities only) President and Fellows of Harvard College
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER 351,600
6. SHARED VOTING POWER —
7. SOLE DISPOSITIVE POWER 351,600
8. SHARED DISPOSITIVE POWER —

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 351,600
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.5%[1]
12.	TYPE OF REPORTING PERSON EP

[1]	Based on 3,700,000 shares outstanding as set forth on the Issuer’s website as of February 8, 2006.

SCHEDULE 13G

President and Fellows of Harvard College will no longer file reports pursuant to Section 13(d) in the ordinary course regarding its ownership of shares of the Issuer, based on no-action relief provided by the Staff of the Securities and Exchange Commission in respect of similar securities.

Item 1(a)	Name of Issuer:

iShares MCSI South Africa Index Fund, a series of iShares, Inc.

1(b)	Address of Issuer’s Principal Executive Offices:

iShares, Inc.

c/o SEI Investments Distribution Co.

1 Freedom Valley Drive

Oaks, PA 19456

Item 2(a)	Name of Person Filing:

President and Fellows of Harvard College

2(b)	Address of Principal Business Office

c/o Harvard Management Company, Inc.

600 Atlantic Avenue

Boston, MA 02210

2(c)	Citizenship:

Massachusetts

2(d)	Title of Class of Securities:

Common Stock

2(e)	CUSIP Number:

464286780

Item 3	The reporting person is an employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

Item 4(a)	Amount beneficially owned:

351,6002

4(b)	Percent of Class:

9.5%

[2]	Based on 3,700,000 shares outstanding as set forth on the Issuer’s website as of February 8, 2006.

4(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:

351,600

(ii)	shared power to vote or to direct the vote:

—

(iii)	sole power to dispose or to direct the disposition of:

351,600

(iv)	shared power to dispose or to direct the disposition of:

—

Item 5	Ownership of Five Percent or less of a Class:

N/A

Item 6	Ownership of more than Five Percent on behalf of another person:

N/A

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:

N/A

Item 8	Identification and Classification of Members of the Group:

N/A

Item 9	Notice of Dissolution of Group:

N/A

Item 10	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

PRESIDENT AND FELLOWS OF HARVARD COLLEGE

By:	/s/ Daniel V. Kelly
Name:	Daniel V. Kelly
Title:	Authorized Signatory

Dated: February 10, 2006